Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

Sunoco Logistics Partners L.P.

(in thousands, except ratios)

	Year Ended December 31,					Nine months ended September 30, 2009
	2004	2005	2006	2007	2008
Fixed Charges:
Combined interest cost and debt expense	$20,915	$22,466	$31,797	$39,010	$34,990	$37,757
Interest allocable to rental expense (a)	1,504	1,560	1,945	2,201	2,030	1,537

Total	$22,419	$24,026	$33,742	$41,211	$37,020	$39,294

Earnings:
Combined income before income tax expense	$57,031	$61,709	$90,341	$120,875	$214,480	$196,009
Equity income of less than 50% owned affiliated company (b)	(13,233)	(13,216)	(16,883)	(27,563)	(22,415)	(19,872)
Dividends received from less than 50% owned affiliated company (b)	13,331	13,216	15,875	23,866	22,191	10,884
Fixed charges	22,419	24,026	33,742	41,211	37,020	39,294
Interest capitalized	—	(479)	(3,005)	(3,419)	(3,855)	(3,629)
Amortization of previously capitalized interest	142	154	179	214	253	244

Total	$79,690	$85,410	$120,249	$155,184	$247,674	$222,931

Ratio of Earnings to Fixed charges	3.55	3.55	3.56	3.77	6.69	5.67

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(b)	Reflects amounts attributable to interests in the following corporate joint ventures accounted for under the equity method: 9.4% in Explorer Pipeline Company, 31.5% in Wolverine Pipe Line Company, 12.3% in West Shore Pipe Line Company, 14.0% in Yellowstone Pipe Line Company, 43.8% in West Texas Gulf Pipe Line Company, and 55.3% in Mid-Valley Pipeline Company.